Exhibit 99.1

NMG Completes Previously Announced US$309.5 Million Equity Financing Package Confirming FID for the Phase-2 Matawinie Mine

MONTRÉAL, CANADA, May 15, 2026 – Nouveau Monde Graphite Inc. (“NMG” or the “Company”) (NYSE: NMG, TSX: NOU) is pleased to announce the closing of its previously announced private placement with Canada Growth Fund Inc. (“CGF”), the Government of Québec via Investissement Québec (“IQ”) and ENI S.p.A. (“ENI”), representing aggregate gross proceeds of approximately US$213,160,000 (the “Private Placement”). Pursuant to the Private Placement, each of CGF, IQ and ENI subscribed for 44,452,460 common shares of the Company (the “Common Shares”), 33,351,853 Common Shares and 38,043,478 Common Shares, respectively, at a price of US$1.84 per Common Share (C$2.55 per Common Share based on the Bank of Canada exchange rate as of April 8, 2026) (the “Offering Price”). The closing of the Private Placement was conditional upon, among other things, the receipt of various shareholder approvals in accordance with applicable rules of the Toronto Stock Exchange (the “TSX”) and Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”), which were obtained on May 13, 2026.

The Private Placement took place as part of the financing package for the phased development of the commercial operations of the Matawinie Mine (“Phase-2 Matawinie Mine”).

Exchange of the Subscription Receipts

NMG is also pleased to announce that, upon the closing of the Private Placement, the escrow release conditions (the “Escrow Release Conditions”) set forth in the subscription receipt agreement entered into between NMG, TSX Trust Company (the “Subscription Receipt Agent”), BMO Capital Markets (“BMO”) and National Bank Capital Markets (“NBCM” and, together with BMO, the “Bookrunners”) in connection with the previously announced concurrent bought deal public offering (the “Offering”), have been satisfied.

Therefore, immediately following the closing of the Private Placement, the Company delivered an escrow release notice and direction to the Subscription Receipt Agent and the Bookrunners, acting on behalf of a syndicate of underwriters (the “Underwriters”), certifying that the Escrow Release Conditions had been satisfied. In accordance with the escrow release notice and direction, the gross proceeds of the Offering (less the remaining 50% of the Underwriters’ fee and the expenses and costs relating to the Offering) held in escrow by the Subscription Receipt Agent were released to the Company. Consequently, the 52,440,000 subscription receipts of the Company (TSX: NOU.R.U) issued on April 16, 2026 at the Offering Price, for aggregate gross proceeds of US$96,489,600, will be automatically exchanged for 52,440,000 Common Shares, without payment of additional consideration and without any further action on the part of the holders.

The Company expects that trading of the subscription receipts will be halted by the TSX today, that the transfer register maintained by the Subscription Receipt Agent will be closed, and that the subscription receipts will be delisted by the TSX after close of business today. Immediately following the closing of the Private Placement and the exchange of the 52,440,000 subscription receipts of the Company for 52,440,000 Common Shares, there will be 329,114,330 Common Shares issued and outstanding.

Confirmation of Matawinie Mine FID and Use of Proceeds

With the closing of the Private Placement and the release of the Offering proceeds, and on the basis of the previously announced senior project debt facilities of US$335 million commitment (the “Facilities”), NMG confirms the final investment decision (“FID”) for the Phase-2 Matawinie Mine. The Company intends to use the net proceeds from the Offering and the Private Placement, as well as the funds under the Facilities, when available, for: (i) funding the design, engineering and construction of the Phase-2 Matawinie Mine; and (ii) general and administrative expenses and general working capital of the Company.

Appointment of two Executives

NMG is pleased to announce the appointments of Ms. Josée Gagnon as Chief Legal Officer (“CLO”) and Ms. Martine Paradis as Chief of Sustainability and Culture Officer (“CSCO”), further strengthening the Company’s executive leadership team as it advances its strategic growth objectives and commitment to responsible business practices.

As Chief Legal Officer, Ms. Gagnon will continue to oversee all legal, governance, compliance, and corporate affairs matters for the Company. Bringing extensive experience in corporate law, regulatory affairs, and strategic transactions, she will play a key role in supporting the Company’s continued development and long-term success.

As Chief Sustainability and Culture Officer, Ms. Paradis will lead the Company’s sustainability strategy, including environmental stewardship, stakeholder and Indigenous engagement, integration of ESG criteria, and critical infrastructure design and governance across projects. She will also oversee Talent and Culture to support growth and organizational strength. Her leadership will contribute to the Company’s commitment to responsible operations and long-term value creation for shareholders and communities.

“We are delighted to welcome both Josée and Martine to our executive leadership team,” said Eric Desaulniers, CEO of the Company. “Their respective expertise, leadership, and vision will be instrumental as we continue to execute our strategy, strengthen our governance framework, and advance our sustainability objectives.”

The appointments reflect NMG’s ongoing commitment to operational excellence, strong governance, and sustainable growth.

CGF-Related Disclosure Required under the Early Warning System

Immediately prior to the Private Placement, CGF had ownership and control over an aggregate of 19,841,269 Common Shares, representing approximately 12.34% of the issued and outstanding Common Shares on a non-diluted basis, and 19,841,269 Common Share purchase warrants (the “CGF Warrants”), representing in the aggregate approximately 21.96% of the issued and outstanding Common Shares on a partially-diluted basis assuming the full exercise of the CGF Warrants only.

Immediately after the completion of the Private Placement and the exchange of the Subscription Receipts, CGF has ownership and control over 64,293,729 Common Shares, representing approximately 19.54% of the issued and outstanding Common Shares on a non-diluted basis, and the CGF Warrants, representing in the aggregate approximately 24.11% of the issued and outstanding Common Shares on a partially-diluted basis assuming the full exercise of the CGF Warrants only.

CGF acquired the Common Shares for investment purposes only and not with a view to materially affecting control of NMG. Depending upon market conditions and other factors, including pursuant to certain rights granted to CGF under the investor rights agreement dated as of December 20, 2024 entered into between NMG and CGF, CGF may, from time to time, acquire or dispose of additional securities of NMG, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of NMG.

A copy of CGF’s early warning report with respect to the Private Placement will be filed on SEDAR+ (www.sedarplus.ca) promptly, and, in any event, within two business days from the date hereof. For more information or to obtain a copy of the report, please contact Mathieu St-Amand, Canada Growth Fund Investment Management Inc., senior manager of CGF, at (514) 925-1500. The principal place of business of CGF is located at: c/o Canada Growth Fund Investment Management Inc., 1250 René-Lévesque Blvd. West, Suite 1400, Montréal, Québec, H3B 5E9. The head office of the Company is located at 481, rue Brassard, Saint-Michel-des-Saints, Québec, J0K 3B0.

IQ-Related Disclosure Required under the Early Warning System

Immediately prior to the Private Placement, IQ had beneficial ownership of (i) 25,637,260 Common Shares, representing approximately 15.94% of the issued and outstanding Common Shares on a non-diluted basis; (ii) 19,841,269 Common Share purchase warrants (the “IQ Warrants”); (iii) US$12,500,000 principal amount of convertible note (the “IQ Note”) convertible into 2,500,000 units (the “Units”), each Unit comprised of one Common Share and one Common Share purchase warrant, at a conversion price of US$5.00; and (iv) up to 1,920,959 additional Common Shares issuable in connection with accrued interest under the IQ Note, which in the aggregate, assuming the conversion in whole of the IQ Note, the exercise of the Common Share purchase warrants comprised in the Units issued upon conversion of the IQ Note and the exercise of the IQ Warrants, represented approximately 27.93% of the issued and outstanding Common Shares on a partially-diluted basis (assuming exercise of the IQ Warrants, conversion of the IQ Note and exercise of the Common Share purchase warrants comprised in the Units issued upon conversion of the IQ Note only).

Immediately after the completion of the Private Placement and the exchange of the Subscription Receipts, IQ is the beneficial owner of (i) 58,989,113 Common Shares, which represents approximately 17.92% of the issued and outstanding Common Shares on a non-diluted basis, (ii) the IQ Warrants; (iii) the IQ Note; and (iv) up to 1,920,959 additional Common Shares issuable in connection with accrued interest under the IQ Note. Assuming the conversion in whole of the IQ Note, the exercise of the Common Share purchase warrants comprised in the Units issued upon conversion of the IQ Note and the exercise of the IQ Warrants, IQ would be the beneficial owner of an aggregate of 85,751,341 Common Shares, which in the aggregate represent approximately 24.10% of the issued and outstanding Common Shares, on a partially diluted basis (assuming exercise of the IQ Warrants, conversion of the IQ Note and exercise of the Common Share purchase warrants comprised in the Units issued upon conversion of the IQ Note only).

IQ intends to hold its Common Shares, the IQ Warrants and the IQ Note for investment purposes and could, subject to certain conditions, including market conditions, increase or decrease its beneficial ownership of (or its control or direction over), Common Shares and convertible securities, including via market purchase, private agreement, new issuance or exercise of convertible securities.

A copy of the early warning report with respect to the Private Placement will be filed on SEDAR+ (www.sedarplus.ca). For more information or to obtain a copy of the report, please contact Isabelle Fontaine, Directrice principale, Réputation, affaires publiques et gouvernementales, Investissement Québec, at 1-866-870-0437. The head office of IQ is located at 1195, avenue Lavigerie, bureau 060, Québec (Québec) G1V 4N3. The head office of the Company is located at 481, rue Brassard, Saint-Michel-des-Saints, Québec, J0K 3B0.

ENI-Related Disclosure Required under the Early Warning System

Prior to the subscription of 38,043,478 Common Shares by ENI, ENI did not own or control, directly or indirectly, any securities of NMG.

Immediately after the completion of the Private Placement and the exchange of the subscription receipts, ENI has beneficial ownership of or owns or controls, directly or indirectly, 38,043,478 Common Shares, which represents approximately 11.56% of the issued and outstanding Common Shares, on a non-diluted basis.

ENI acquired the Common Shares for investment purposes only and not with a view to materially affecting control of NMG. Depending upon market conditions and other factors, including pursuant to certain rights granted to ENI under the investor rights agreement dated as of May 15, 2026, entered into between NMG and ENI, ENI may, from time to time, acquire or dispose of additional securities of NMG, in the open market, by private agreement or otherwise, or acquire interests in or enter into related financial instruments involving a security of NMG.

A copy of ENI’s early warning report with respect to the Private Placement will be filed on SEDAR+ (www.sedarplus.ca). For more information or to obtain a copy of the report, please contact the Head of Company Secretariat at 800-94 09 24 (when calling from Italy) or +800-11-22-34-56 (outside of Italy). The registered head office of ENI is located at Piazzale Enrico Mattei, 1, Rome, Italy. The head office of the Company is located at 481, rue Brassard, Saint-Michel-des-Saints, Québec, J0K 3B0.

Regulation 61-101 Disclosure

The portion of the Private Placement to each of CGF and IQ is a “related party transaction” within the meaning of Regulation 61-101. Reference is made to the Company’s management information circular dated April 22, 2026 prepared and filed in connection with the annual general and special meeting of the Company held on May 13, 2026 for additional details on the Private Placement.

About Nouveau Monde Graphite

Nouveau Monde Graphite is an integrated company developing responsible mining and advanced processing operations to supply the global economy with carbon-neutral advanced graphite materials. The Company is developing in Québec, Canada, a fully integrated ore-to-processed graphite value chain to serve tomorrow’s industries in energy, advanced technology, and manufacturing. With recognized ESG standards and structuring partnerships with major customers, NMG is set to become a strategic supplier of advanced materials to leading specialized manufacturers while promoting sustainability, innovation, and supply chain traceability. www.NMG.com

Contact MEDIA	INVESTORS

Julie Paquet VP Communications & ESG Strategy +1-450-757-8905 #140 jpaquet@nmg.com	Marc Jasmin Director, Investor Relations +1-450-757-8905 #993 mjasmin@nmg.com

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Cautionary Note Regarding Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future events or future financial or operating performance of the Company, and reflects management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “potential” or the negative of these terms or other similar expressions concerning matters that are not historical facts. These forward-looking statements include, but are not limited to, the expected automatic exchange of the subscription receipts for Common Shares, the expected halting of trading and delisting of the subscription receipts by the TSX, the intentions of CGF, IQ and ENI with respect to their holdings and potential future acquisitions or dispositions of securities of the Company, the filing of early warning reports, the execution of definitive agreements in respect of the Facilities, on the terms and conditions described in the commitment letter or at all, the intended use of proceeds from the Private Placement, the Offering and the Facilities, the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, the ability of all contractors and suppliers of the Company to deliver in accordance with their commitment, the expected results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the actual results, level of activity, performance, or achievement of the Company to be materially different from those expressed or implied by such forward-looking statements. These estimates and assumptions are not guarantees of future performance and may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including the ability to execute the construction and the commissioning as planned and in accordance with the execution plan and strategy, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 25, 2026, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX nor NYSE accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com.